Exhibit 99.1

 PRESS RELEASE

All amounts in Canadian dollars unless otherwise stated.

BROOKFIELD ANNOUNCES QUARTERLY DIVIDEND RATE ON ITS SERIES 25 PREFERENCE SHARES

Brookfield, News, September 1, 2016 – Brookfield Asset Management Inc. (TSX: BAM.A, NYSE: BAM, Euronext: BAMA) ("Brookfield") today announced the quarterly dividend on its floating rate Cumulative Class A Preference Shares, Series 25 (the "Series 25 Shares").

The dividend is paid at an annual rate, calculated for each quarter, of 2.30% over the annual yield on three-month Government of Canada treasury bills. The actual quarterly dividend rate in respect of the October 1, 2016 to December 31, 2016 dividend period will be 0.70878% (2.812% on an annualized basis) and the dividend, if declared, for such dividend period will be C$0.177195 per share, payable on December 30, 2016.

The Series 25 Shares are listed on the Toronto Stock Exchange under the trading symbol "BAM.PR.S".

Brookfield Asset Management Inc. is a global alternative asset manager with approximately US$250 billion in assets under management. The company has more than a 100-year history of owning and operating assets with a focus on property, renewable power, infrastructure and private equity. Brookfield offers a range of public and private investment products and services, and is co-listed on the New York, Toronto and Euronext stock exchanges under the symbol BAM, BAM.A and BAMA, respectively.

For more information, please visit our website at www.brookfield.com or contact:

Suzanne Fleming Communications & Media Tel: (212) 417-2421 Email: Suzanne.fleming@brookfield.com	Linda Northwood Investor Relations Tel: (416) 359-8647 Email: Linda.northwood@brookfield.com

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